PART I of FORM C

X Form C:	Offering Statement
Name of Issuer	Pie Services, LLC
Form	Limited Liability Company
Jurisdiction of Incorporation/Organization:	Florida
Date of Organization	January 7, 2022
Physical address of issuer:	924 East 124th Ave #A, Tampa, FL 33647
Website of issuer	http://www.piebooking.com
Is there a co-issuer?	Yes___ No_X_
Name of co-issuer	N/A
Name of intermediary through which the offering will be conducted:	Dalmore Group, LLC
CIK number of intermediary:	0001332099
SEC file number of intermediary:	008-67002
CRD number, if applicable, of intermediary:	136352
Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:	3% of all sums raised in this offering
Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:	Dalmore Group LLC will receive the company's SAFE Notes equal to 1% of aggregate amount raised. Various miscellaneous charges can add up to an additional 4%
Type of security offered:	SAFE Notes
Target number of securities to be offered:	500,000
Price (or method for determining price):	$1 at Par
Target Offering Amount	$500,000
Oversubscriptions accepted:	Yes
If Yes, describe how oversubscriptions will be allocated:	At the discretion of the company

Maximum offering amount (if different from target offering amount):	$4 million
Deadline to reach the target offering amount:	January 8, 2023
Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.	
Current number of employees:	0 full time employees, 0 part time employees

	As of the most recent fiscal year end	As of the prior fiscal year-end
Total Assets:	$30,000.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$0.00	$0.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	Puerto Rico	PR
X	Arizona	AZ	X	Nevada	NV			
X	Arkansas	AR	X	New Hampshire	NH		Alberta	A0
X	California	CA	X	New Jersey	NJ		British Columbia	A1
X	Colorado	CO	X	New Mexico	NM		Manitoba	A2
X	Connecticut	CT	X	New York	NY		New Brunswick	A3
X	Delaware	DE	X	North Carolina	NC		Newfoundland	A4
X	Florida	FL	X	North Dakota	ND		Nova Scotia	A5
X	Georgia	GA	X	Ohio	OH		Ontario	A6
X	Hawaii	HI	X	Oklahoma	OK		Prince Edward Island	A7

X	Idaho	ID	X	Oregon	OR		Quebec	A8
X	Illinois	IL	X	Pennsylvania	PA		Saskatchewan	A9
X	Indiana	IN	X	Rhode Island	RI		Yukon	B0
X	Iowa	IA	X	South Carolina	SC		Canada (Federal Level)	Z4
X	Kansas	KS	X	South Dakota	SD			
X	Kentucky	KY	X	Tennessee	TN			
X	Louisiana	LA	X	Texas	TX			
X	Maine	ME	X	Utah	UT			
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Wyoming	WY			

Using the list below, select the jurisdictions in which the securities are to be offered by underwriters, dealers or sales persons or check the appropriate box:

☐   None

☒   Same as the jurisdictions in which the issuer intends to offer the securities.

PART II


OFFERING MEMORANDUM DATED April 15, 2022



Pie Services, LLC
924 East 124th Ave #A, Tampa, FL 33647
http://www.piebooking.com

Up to $4,000,000 of SAFE Notes

Minimum Investment Amount: $250.00


Pie Services, LLC ("Pie Booking" "the company," "we," or "us"), is offering up to $4,000,000 worth of SAFE Notes. The minimum target amount under this Regulation CF offering is $500,000 (the "Target Amount"). The company must reach its Target Amount of $500,000 by January 8, 2023. Unless the company raises at least the Target Amount of $500,000 under the Regulation CF offering by January 8, 2023, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Pie Services, LLC is a limited liability company organized on January 7, 2022, under the laws of Florida.

Pie Services, LLC is a Tampa Bay based software business focused on providing members of the service industries with a white labeled management Software As A Service (SaaS), Pie Booking. Pie Booking was founded by industry recognized innovators, educators and entrepreneurs.

Our Founders (Amorial Bennett, Chris Bossio, and Daniel Santana) have firsthand barber experience, and understand the barber industry. Our founders' mission is to elevate the barber, hair salon, and other personal services industry through education and innovation. Our founders ' YouTube channels have provided free education and inspiration to the larger barber community while also establish the founders' personal brand loyalty.

The barber, hair salon, and other personal services industry is going through a dramatic transformation towards disintermediation. The move towards disintermediation has allowed for the development of various booking apps, like, Pie Booking. These apps allow for a direct connection between customers and service providers removing brokers and third-party dependencies. The disintermediation has been accelerated further due to COVID-19, which has given rise to more independent services being provided in private premises, rather than a traditional barbershop, to reduce the potential spread of COVID-19.

We believe our SaaS App, Pie Booking, will be able to address the trends in the barber space by providing barbers (Subscribers) the ability to private-label the SaaS App, to build a direct relationship with their customers. This is the first phase of accomplishing Pie Booking's mission to enabling barber to build and focus and build on their own brand equity.

Pie Booking is currently being beta tested in the Tampa Bay area and hopes to be roll out the app later in 2022.

Our principal office is located at 924 East 124th Ave #A, Tampa, FL 33647, and our website is http://www.piebooking.com. For more detailed information regarding our business, see Exhibit A filed as part of this Form C.

Employees

The company does not currently have any employees

Intellectual Property

The company does not own any trademarks, copyrights, or patents. Daniel Santana¸ representing D&L Enterprises LLC, and Chris Bossio assigned the booking application SaaS software code to the Pie Services LLC on January 7, 2022 for 4,125 Class A Units for D&L Enterprises LLC and 4,175 Class A Units for Chris Bossio. The Assignment of SaaS Software Code is discussed below in the Related Party Transactions section of the Form C.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company does not lease any property. The company is currently without a headquarters while management works remotely.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Our company is brand new and has no operating history.

The company was formed as an LLC in the State of Florida on January 7, 2022. We have no established business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The company has incurred a net loss and has had not generated any revenue since inception. There is no assurance that the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

The auditor has issued included a "going concern" note in the audited financials.

We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

The company depends on one primary product. The company's primary product is our SaaS App, Pie Booking. Although it is developing other products, the company's survival in the near term depends upon being able to sell Pie Booking subscriptions to sufficient customers to make a profit. The company does not currently have a customer base and the company will only succeed if it can attract customers for its primary product.

If the company cannot raise sufficient funds, it will not succeed.

The company is offering SAFE Notes in the amount of up to $4,000,000 in this offering, with a Target Offering Amount of $500,000. Even if the maximum amount is raised, the company may need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

The company's current insurance policies do not cover all aspects of its operations.

The company's current insurance policies do not cover all aspects of its operations.

The company maintains an insurance policy related to the crowdfunding offering for itself and its principals, it is not general business liability insurance. There can be no assurance that insurance will be available or sufficient to cover any risks faced by the company. If the company suffers an uninsured loss, all or a substantial portion of the company's funds may be lost. In addition, all of the assets of the company may be at risk in the event of an uninsured liability to third parties.

The company depends on key personnel and faces challenges recruiting needed personnel.

The company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

The company does not have any employment agreements in place.

The company has not yet entered into any employment agreements with its future employees and officers. These employees and officers may choose to leave the company prior to signing an employment agreement or want higher salaries/compensation in exchange for entering into the employment agreements.

Competition from other businesses.

The company intends to provide members of the service industries with a white labeled management Software As A Service (SaaS) app and will compete in a competitive landscape market with many other apps. Our competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than we do. There can be no assurance that we will be able to have the financial resources, technical expertise or marketing and support capabilities to compete successfully. Increased competition could result in significant price competition, which in turn could result in lower revenues, which could materially adversely affect our potential profitability

If the company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted.

The company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its technology. The company must prosecute and maintain its existing patents and obtain new patents. Some of the company's proprietary information may not be patentable, and there can be no assurance that others will not utilize similar or superior solutions to compete with the company. The company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the company will initiate actions to protect its intellectual property, which can be costly and time consuming.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The company will depend upon strategic relationships to develop, exploit, and manufacture its products. If these relationships are not successful, the company may not be able to capitalize on the market potential of these products.

The near and long-term viability of the company's products will depend, in part, on its ability to successfully establish new strategic collaborations with barbers, salon stylists, other personal services industry employees, marketing firms, and social media influencers. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the company's financial, regulatory, or intellectual property position. If the company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue to fund further research and development efforts.

Risks Related to the Securities

Three individuals have control over all company decisions because they control all of our voting securities.

D & L Enterprises of Tampa LLC (owned by Daniel Santana and Linzee Santana) own 48.529% of our voting securities, Chris Bossio owns 49.118% of our voting securities and Donna Rayburn owns holds 2.353% of our voting securities -- collectively, they own 100% of our voting securities and control the Company. The SAFE Notes issued in this offering will not dilute our co-founders' voting control because the SAFE Notes have no voting rights. Further, even if the SAFE Notes convert, they will convert into non-voting securities. As a result, these individuals, have the ability to control the outcome of all matters submitted to our members for approval, including the election, removal, and replacement of managers and any merger, consolidation, or sale of all or substantially all of our assets.

In addition, under the Company's current operating agreement, Daniel Santana, Chris Bossio and Donna Rayburn are bound by a right a first refusal and transfer requirements in cases of their death, their disability and certain involuntary transfers, where either the Company or the remaining members can purchase the affected member's shares.

A SAFE is very different from traditional common stock and it is important to understand these differences in order to make an informed investment decision that is right for you.

A SAFE is an agreement between you, the investor, and the Company in which the Company generally promises to give you a future equity stake in the company if certain trigger events occur. Despite its name, a SAFE may not be "simple" or "safe." It is important for you to keep the following in mind when investing in a SAFE:

- SAFEs are not common stock and do not represent a current equity stake in the company in which you are investing. Common stock represents an ownership stake in a company and entitles you to certain rights under state corporate law and federal securities law. A SAFE Note, on the other hand, is an agreement to provide you a future equity stake based on the amount you invested if—and only if—a triggering event occurs.
- Our SAFE Note may only convert to equity if certain triggering events occur.
- There may be scenarios in which the triggers are not activated and the SAFE Note is not converted, leaving you with nothing. For example, if a company in which you invested makes enough money that it never again needs to raise capital, and it is not acquired by another company, then the conversion of the SAFE may never be triggered.

The SEC's Office of Investor Education and Advocacy issued an Investor Bulletin dated May 9, 2017 entitled "Investor Bulletin: Be Cautious of SAFEs in Crowdfunding" which explains these and other risks you may want to consider before investing in this Offering.

Our SAFE Notes may never convert into equity or result in payments to investors.

Our SAFE Notes do not have a maturity date and only convert or result in payment to investors in limited circumstances. Under the terms of the SAFE Note, generally, if there is a merger, buyout, or certain other corporate transactions, investors will have the option to receive cash payment or equity securities. If there is a qualified equity financing, the SAFE Notes will convert into a non-voting class of that security only at the election of the Company. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

In order for the SAFE Notes to convert into equity in the company, the company will need to amend its operating agreement or be restructured.

If the SAFE Notes being issued in this offering are to convert into equity in the company, the company will need to amend its operating agreement or be restructured, which will involve legal paperwork and may involve filings with state regulatory authorities. If this doesn't happen for any reason (including the company not having enough money to pay lawyers), the value of your investment will be damaged.

The SAFE Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.

By purchasing a SAFE Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6. Those provisions apply to claims regarding this offering, the SAFE Notes and possibly to the underlying securities of the SAFE Note. Under those provisions, disputes under the SAFE Note will be resolved in arbitration conducted in Tampa, Florida. Further, those provisions may limit your capability to bring class action lawsuits or similarly seek remedy on a class basis.

It is unclear how the SAFE Note would be interpreted by a court if we were forced into litigation. We are using SAFE Notes in this offering.

SAFE Notes are designed to offer equity in the company at a future date when specified conditions occur and SAFE Notes only convert at the sole discretion of the company. It is unclear how a court or arbitrator would interpret the provisions of the SAFE Note, including in relation to our organization as a limited liability company. Should we be forced to litigate the terms of the SAFE Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

The Company currently has an operating agreement that is appropriate for a company with a limited amount of members.

The Company's operating agreement was drafted for a Company with a limited amount of members, including provisions that require the Company and/or the remaining members to purchase shares upon certain events including involuntary transfers, death and disabilities of certain members. Even though transfers related to the death of disability of a member could change the control structure of the Company, it would not trigger the "Change of Control" provision in the SAFEs, and upon such an occurrence the value of your investment may be damaged.

We have not assessed the tax implications of using the SAFE Note.

The SAFE Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the SAFE Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

We have elected to be taxed as a partnership.

We are organized as a limited liability company and have elected to be taxed as a partnership rather than a corporation. This means that the tax liabilities of the company pass through to the members rather than being taxed at the entity level. In the case that SAFE Notes were determined by a court to be equity of companies whose investors are treated as members you may also incur tax liabilities that are passed through to members. We believe that since our SAFE Notes do not treat investors as members of the company that there would be no tax liability, however you should confirm this with your CPA and/or lawyer.

Having a number of non-accredited investors may make us a less attractive acquisition target.

If another company wanted to acquire us, it would have to comply with securities laws regarding that acquisition. Investors have the right to vote on whether they would receive cash or securities in such an event (see Section 1(b) of the SAFE), which is viewed by the securities laws as an investment decision. Thus, such an investment decision needs to be registered under the Securities Act, or made in compliance with an exemption from such registration (such as Regulation CF or Regulation A). Acquiring companies, especially those that are not SEC-reporting public companies themselves, may find such compliance burdensome, and any such acquisition may thus be less attractive to them.

Our valuation and our offering price have been established internally and are difficult to assess.

Pie Services, LLC has set the price of its SAFE Notes at $1 at Par per share. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Class A Units, Class B Units, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

No guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Investment risk.

There is no assurance that a purchaser will realize a return on its investment or lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities.

There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The company's management has discretion as to use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the SAFE Notes hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.

In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

Risks Related to COVID-19

The company's results of operations may be negatively impacted by the coronavirus outbreak.

The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition. The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.

The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the SAFE Notes and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the SAFE Notes generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Daniel Santana	President and Manager	Appointed January 6, 2022	50% of their time spent with Pie Services
Donna Rayburn	Chief Operating Officer		80% of their time spent with Pie Services
Managers:			
Daniel Santana	Manager	Appointed January 6, 2022	50% of their time spent with Pie Services
Chris Bossio	Manager	Appointed January 6, 2022	50% of their time spent with Pie Services

Amorial "Beam" Bennett – Co-Founder
Amorial "Beam" Bennett has been self employed as a barber for over 6 years. Beam's first YouTube video was over 6 years ago and now has over 481,000 subscribers, https://www.youtube.com/c/GetBeamed/videos. In 2017 Beams vision (drawn on a napkin) for a next generation portable airbrush compressor took the industry by storm.

Chris Bossio – Co-Founder and Manager
Chris Bossio was part of the team that opened the first Headlines Barbers Shop more than 10 years ago. His YouTube videos have been providing education on barbering, finances and business for more than 7 years and now has over 391,000 subscribers, https://www.youtube.com/c/chrisbossiobarber/videos. He founded Tomb 45 in 2015 and continues to work at Tomb. Chris has proven to be one of the leading innovators in the industry. Chris currently splits his time between Pie Services and Tomb 45.

Daniel Santana – Co-Founder, Manager, and President
Daniel Santana has spent the last 5 years focusing on Tomb 45 and Pie Booking. Driven by the amazing relationships established in the industry, Daniel left the corporate world to be part of a team that focuses on elevating the barbering industry through innovation and education. Daniel splits his time between Pie Services and Tomb 45.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table shows who owns more than 20% of company's voting securities as of April 15, 2022:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
D & L Enterprises of Tampa, LLC*	4,125 Class A Units	48.53%
Chris Bossio	4,175 Class A Units	49.12%

*D & L Enterprises of Tampa, LLC is beneficially owned by Daniel Santana and Linzee Santana

The following table describes our capital structure as of April 15, 2022

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued	Available
Class A Units	8,500	8,500	N/A	0
Class B Units	1,500	1,500	N/A	0
Convertible Notes	Principal Amount	Interest Rate	Maturity Date	
N/A				

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $500,000 Raise	Allocation After Offering for a $4,000,000 Raise
Offering Costs	8%	8%
Marketing	10%	10%
Product/Technology Development	60%	60%
Content	2%	2%
G&A	20%	20%

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Assurance Dimensions d/b/a McNamara and Associates, PLLC. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement.

Pie Services, LLC is pre-revenue company with no operating history. The Company was formed on January 7, 2022, and as of January 7, 2022, the company had cash in the amount of $30,000 from contribution receivables from the issuance of 8,500 Class A Units.

Milestones

Pie Services, LLC is pre-revenue company with no operating history. The following milestones have been achieved as we plan to begin our operations:

- On January 7, 2022 the company entered into an Assignment of SaaS Software Code Agreement with Daniel Santana and Chris Bossio. Daniel Santana and Chris Bossio assigned the booking application SaaS software code to the Pie Services LLC on January 7, 2022 for 4,900 units each.
- The company's launch will focus on attracting individual barbers to our app. Within the first year of operations, we expect to expand our focus to include barbershops and including point of sale (POS.)
- Adding software developers and customer service onboarding staff to assist with the app.

Liquidity and Capital Resources

To date, the company has not made any profits and is still a "development stage company." The Company plans for its pre-development capital and operating expenses to be covered by the $4.0 million Regulation CF offering. To date, the company has not made any profits and is still a "development stage company."

If the Company does not reach its planned maximum Regulation CF the Company plans to use the funds raised for pro-rata distributions.

The company was initially capitalized by equity investments from its shareholders in the amount of $30,000. The company had cash on hand in the amount of $30,000 at January 7, 2020.

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it may have planned.

The company does not have any additional capital resources.

The company had approximately $4,654 cash on hand as of April 15, 2022. Currently, we estimate our burn rate (net cash out) to be on average of approximately $165,000 per month.

Indebtedness

The company owes $39,680.00 to Daniel Santana and Chris Bossio for money advanced to the company since inception for product updates and general startup funds. There is no interest owed and there is no official date the funds must be paid back to Daniel Santana and Chris Bossio.

Trends and COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

RELATED PARTY TRANSACTIONS

On January 7, 2022 the company entered into an Assignment of SaaS Software Code Agreement with Daniel Santana and Chris Bossio. Daniel Santana and Chris Bossio assigned the booking application SaaS software code to the Pie Services LLC on January 7, 2022 for 4,900 units each.

The company's operating agreement provides that Chris Bossio owns 4,175 shares of Class A Units and D & L Enterprises of Tampa LLC (owned by Daniel Santana and Linzee Santana) owns 4,125 shares of Class A Units.

Daniel Santana and Chris Bossio have loaned the company $39,680.00 since the company's inception for product updates and general startup funds. There is no interest owed and there is no official date the funds must be paid back to Daniel Santana and Chris Bossio.

RECENT OFFERINGS OF SECURITIES

The company has not issued any securities subsequent to initial issuance of securities in the company's Articles of Organization.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our Class A Units and Class B Units. This summary reflects Pie Services LLC's Articles of Organization and does not purport to be complete and is qualified in its entirety by the Articles of Organization and its Operating Agreement. For a complete description of the company's Class A Units and Class B Units, you should refer to our Articles of Organization and our Operating Agreement and applicable provisions of the Florida Business Corporation Act.

General

The Company's authorized securities consist of 8,500 Class A Units and 1,500 Class B Units. As of April 15, 2022, there were 8,500 Class A Units and 1,500 Class B Units outstanding. For this offering, the company is issuing SAFE Notes at $1.00 at Par per share.

DESCRIPTION OF THE SECURITIES IN THIS OFFERING

The SAFE Notes

We are offering a specific type of promissory note titled Simple Agreement for Future Equity ("SAFE"). The SAFEs we are offering convert in very limited circumstances. If there is a qualified equity financing (the sale of our securities with gross proceeds of at least $1 million) or any subsequent equity financing, the SAFEs will **only** convert at the election of the Company after there is a qualifying equity financing.

Terms of the SAFE Notes

The terms of the SAFE provide for conversion into CF Shadow Series of Standard Units at the discretion of the Company in the event we undertake a qualified equity financing prior to the SAFEs termination. Included in the SAFE are certain defined terms that are important to your understanding of the operation of the SAFE. Some of those terms are explained here. All of the following explanations are qualified in their entirety by the terms set out in the SAFE itself.

"Purchase Amount" – means the amount invested by each investor in this offering.

"Discount Rate" – means the price per share of Units sold in an Equity Financing multiplied by the Discount Rate.

"Valuation Cap" – means the applied value of the capital stock of the Company when determining the per share price for holders of SAFEs in the event of a future Equity Financing.

"Equity Financing" – means the sale (or series of related sales) by the Company of its equity securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000.

Procedure for Conversion

Investors will receive a number of units of CF Shadow Series of Standard Units sold in the most recent Equity Financing calculated by dividing the Purchase Amount divided by Conversion Price.

The "Conversion Price" is either:

(i) the price of CF Shadow Series of Standard Units in the Company's first Equity Financing issued to new Investors multiplied by the Discount Rate of 85%; or
(ii) the quotient of (a) the Valuation Cap at the time of the Company's first Equity Financing divided by (b) the total number of authorized and issues shares of the Company's capital stock at that time on a fully diluted basis,

whichever calculation results in the greater number of shares.

Calculation of the Capitalization

For purposes of conversion method (ii) above, the Company's capitalization will be measured on a fully diluted basis. This means that the capitalization will include all units of the Company outstanding at the time of the conversion, plus the number of units issuable upon the exercise or conversion of all outstanding option, warrants, and other convertible securities. The calculation of the capitalization of the Company would not include units reserved and available for future issuance under any of the company's existing equity incentive plans, convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

Cash or Conversion upon Liquidity Event

If the Company registers an IPO or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving CF Shadow Series of Standard Units (the "Liquidity Event"), Investors will receive, at their option, either:
(i) cash in the amount of the Purchase Amount; or
(ii) automatically receive from the Company: (A) if an Equity Financing has occurred prior to a Liquidity Event, number of units of CF Shadow Series of Standard Units sold in the most recent Equity Financing calculated by dividing the Purchase Amount divided by Conversion Price or (B) a number of Units equal to the Purchase Amount divided by the quotient of (a) the Valuation Cap divided by (b) the number of outstanding shares of the Company's Units immediately prior to the Liquidity Event, including capital stock issuable upon exercise or conversion of all outstanding conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: units reserved and available for future grant under any equity incentive or similar plan; any SAFEs; and convertible promissory notes. This quotient is referred to as the "Liquidity Price". Investors should note this is different than the calculation of the number of outstanding units for the conversion to Preferred Stock.

If the Investor fails to select the cash option, they will receive units as calculated under section (ii) above .

In connection with those receiving the cash option, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

Right to Distribution upon Liquidation

If the Company ceases operations, liquidates, dissolves, winds up or has its assets assigned to creditors prior to an issuance of securities involving CF Shadow Series of Standard Units, and the Company is still a limited liability company, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such an event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding Units by reason of their ownership thereof. If the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs are insufficient to permit the payment in full of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among such investors.

However, if there is a such a dissolution event where the Company has converted to corporation, subject to the preferences applicable to any series of shares, the Company will distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of Units as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Units.

Voting Rights

There are no voting rights associated with the SAFEs. In the event of a conversion to CF Shadow Series of Standard Units, Investors will receive a class of Standard Units without voting rights.

Units of the Company

As of April 15, 2022, there were 8,500 Class A Units and 1,500 Class B Units outstanding.

Voting Rights

Holders of Class A Units are entitled to one vote for each share on all matters to be voted on by the Members pursuant to the Operating Agreement and the Florida Revised Limited Liability Company Act. Holders of Class B Units are not entitled to vote.

Transfers (including Death and Disability)
The Holders of Class A Units are bound by a right of first refusal first to the Company, and secondarily to another member (including holders of Class B Units). Further upon the death or disability of Daniel Santana, Chris Bossio and Donna Rayburn, the Company and/or the other members (including holders of Class B Units) will have the rights (or requirement in the case of death) to purchase the shares.

Right to Receive Liquidation Distributions 2

In the event of the company's liquidation, dissolution, or winding up, holders of its Class A Units will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities and the satisfaction of the liquidation preferences granted to the Members pro rate in accordance with their respective equity percentages.
What it Means to be a Minority Holder

As an investor in the company's SAFEs, you will not have any rights in regard to the company actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company intends to select Vertalo, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined internally based on the best estimates of management.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date. Any annual reports will be posted on the company's page, http://www. investinpiebooking.com.

Compliance failure

Pie Services, LLC has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-

month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, http://www. investinpiebooking.com.